Exhibit 8.1

List of Subsidiaries of China Sunergy Co., Ltd. (the “Registrant”)

1. China Sunergy Co., Ltd., incorporated in the British Virgin Islands.

2. China Sunergy (Hong Kong) Co., Ltd., incorporated in Hong Kong.

3. China Sunergy (Nanjing) Co., Ltd., incorporated in the People’s Republic of China.

4. China Sunergy Europe GmbH, incorporated in Germany.

5. China Sunergy (Shanghai) Co., Ltd., incorporated in the People’s Republic of China.